UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

First High-School Education Group Co., Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.00001 per share

(Title of Class of Securities)

320505100**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number 320505100 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “FHS.” Each ADS represents three Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 320505100

1.	Names of Reporting Persons. Long-Spring Education International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,770,250 ordinary shares(1) (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,770,250 ordinary shares(1) (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,770,250 ordinary shares(1) (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

(1)	Represents 4,770,250 Class A ordinary shares held by Long-Spring Education International Limited, a British Virgin Islands company wholly owned by certain non-management employees of the issuer, including (a) 4,330,990 Class A ordinary shares held by Minglin Wu, (b) 399,330 Class A ordinary shares held by Kang Su, (c) 29,950 Class A ordinary shares held by Xiaoli Li, and (d) 9,980 Class A ordinary shares held by Qiong Wang.

SCHEDULE 13G

CUSIP No. 320505100

1.	Names of Reporting Persons. Minglin Wu
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,470,760 ordinary shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,470,760 ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,470,760 ordinary shares(1) (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (a) 4,330,990 Class A ordinary shares held through Long-Spring Education International Limited, and (b) 139,770 Class A ordinary shares held through Long-Spring Education Technology Limited, a British Virgin Islands company wholly owned by certain non-management employees of the issuer.

Item 1(a).	Name of Issuer: First High-School Education Group Co., Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices: No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China

Item 2(a).	Name of Person Filing: Long-Spring Education International Limited Minglin Wu

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

Long-Spring Education International Limited

Craigmuir Chambers, Road Town, Tortola, VG 1110

British Virgin Islands

Minglin Wu

c/o First High-School Education Group Co., Ltd.

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228, People’s Republic of China

Item 2(c).	Citizenship: Long-Spring Education International Limited – British Virgin Islands Minglin Wu – People’s Republic of China

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.00001 per share (the “Class A ordinary shares”). Holders of Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share (the “Class B ordinary shares”) have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and is not convertible into Class B ordinary share under any circumstances. Each Class B ordinary share is entitled to 20 votes, and is convertible into one Class A ordinary share.

Item 2(e).

CUSIP No.:

320505100

CUSIP number 320505100 has been assigned to the ADSs of the issuer, which are quoted on the New York Stock Exchange under the symbol “FHS.” Each ADS represents three Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned:		Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:		Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Long-Spring Education International Limited	4,770,250	(2)	5.5%	0	4,770,250	(2)	0	4,770,250	(2)
Minglin Wu	4,470,760	(3)	5.1%	0	4,470,760	(3)	0	4,470,760	(3)

(1)	Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (a) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting persons, and (b) calculating the percentages of the Class A ordinary shares beneficially owned by the reporting persons. The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 86,838,700 ordinary shares as a single class, being the sum of 39,309,480 Class A ordinary shares and 47,529,220 Class B ordinary shares outstanding as of December 31, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

(2)	Includes (a) 4,330,990 Class A ordinary shares held by Minglin Wu, (b) 399,330 Class A ordinary shares held by Kang Su, (c) 29,950 Class A ordinary shares held by Xiaoli Li, and (d) 9,980 Class A ordinary shares held by Qiong Wang.

(3)	Includes (a) 4,330,990 Class A ordinary shares held through Long-Spring Education International Limited, and (b) 139,770 Class A ordinary shares held through Long-Spring Education Technology Limited, a British Virgin Islands company wholly owned by certain non-management employees of the issuer.

Item5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Long-Spring Education International Limited

By:	/s/ Minglin Wu
Name:	Minglin Wu
Title:	Director

Minglin Wu

By:	/s/ Minglin Wu

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement